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                               October 16, 2020

       Chip Cummings
       Manager
       Red Oak Capital Intermediate Income Fund, LLC
       625 Kenmoor Avenue SE, Suite 211
       Grand Rapids, MI 49546

                                                        Re: Red Oak Capital
Intermediate Income Fund, LLC
                                                            Offering Statement
on Form 1-A
                                                            Response dated
October 1, 2020
                                                            File No. 024-11274

       Dear Mr. Cummings:

             We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

       Response dated October 1, 2020

       General

   1. We note your response to comment 1 and that the Sponsored Funds may be Regulation A issuers. Please provide
a detailed analysis about whether the funds from this offering should be aggregated
with the Sponsored Funds that are Regulation A issuers from which you plan to acquire
participation interests. In this regard, we note that you intend to invest in participation
interests in loans in which a single fund sponsored by Red Oak Capital
                                                        Group, LLC, your
sponsor, is the majority participant and lead lender, thereby transferring proceeds from this
offering to other Regulation A issuers.
 Chip Cummings
FirstName LastNameChip   Cummings
Red Oak Capital Intermediate Income Fund, LLC
Comapany
October 16,NameRed
            2020     Oak Capital Intermediate Income Fund, LLC
October
Page 2 16, 2020 Page 2
FirstName LastName
       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction